Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367 818.676.6000 800.291.6911 www.healthnet.com

September 24, 2012

VIA EDGAR CORRESPONDENCE

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Health Net, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 27, 2012 Form 10-Q for the Quarterly Period Ended June 30, 2012 Filed August 8, 2012 File No. 001-12718

Dear Mr. Rosenberg:

We are responding to the comment letter dated September 7, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the above-referenced filings. Pursuant to our discussion today with Dana Hartz, Staff Accountant, we hereby confirm that Health Net, Inc. (the “Company”) intends to provide the Staff with the Company’s response to the Staff’s comments on or before October 9, 2012.

If you have any questions or comments with regard to this response or other matters, please call me at (818) 676-6000.

Sincerely,

Health Net, Inc.

/s/ Joseph C. Capezza
Joseph C. Capezza
Executive Vice President,
Chief Financial Officer and Treasurer

cc:	Dana Hartz, the Commission
Joel Parker, the Commission
Angelee F. Bouchard, the Company
Marie Montgomery, the Company